UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)


                       VANGUARD CELLULAR SYSTEMS, INC.
                              (Name of Issuer)


               CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                 922022 10 8
                               (CUSIP Number)


         Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 922022 10 8                             SCHEDULE 13G

1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stuart S. Richardson
         ###-##-####

2)       Check the Appropriate Box if a Member of a Group
             (a)
             (b) X

3)       SEC Use Only

4)       Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person With

              5)  Sole Voting Power

                  209,074 shares *

              6)  Shared Voting Power

                  2,003,746 shares *

              7)  Sole Dispositive Power

                  209,074 shares *

              8)  Shared Dispositive Power

                  2,003,746 shares *

         9)  Aggregate Amount Beneficially Owned by Each Reporting
             Person

             2,212,820 shares *

         10) Check if the Aggregate Amount in Row (9) Excludes
             Certain Shares

             X

         11) Percent of Class Represented by Amount in Row 9

             5.4 percent

         12) Type of Reporting Person
             IN

*(Reflects Issuer's three-for-two stock split dated 8/24/94.)

Item 1   (a)      Name of Issuer:

                  Vanguard Cellular Systems, Inc.

             (b)  Address of Issuer's Principal Executive Offices:

                  2002 Pisgah Church Road, Suite 300
                  Greensboro, N.C.  27455

Item 2   (a)      Name of Person Filing:

                  Stuart S. Richardson

             (b)  Address of Principal Business Office, or, if none,
Residence:
                  Piedmont Management Company, Inc.
                  80 Maiden Lane
                  New York, N.Y.  10038

             (c) Citizenship:

                  United States

             (d) Title of Class of Securities:

                  Class A Common Stock, par value $.01 per share

             (e) CUSIP Number:

                  922022 10 8

Item 3  Type of Filing:

                  Not Applicable.

Item 4 Ownership (at December 31, 1994):

           If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

           (a) Amount Beneficially Owned:

              2,212,820 shares of which 105,190 shares are owned directly, 16,800 held by an IRA for Mr. Richardson, 38,334 shares are held of record by various trusts of which Mr. Richardson is the sole trustee, 116,356 shares are held of record by various trusts of which Mr. Richardson is one of several trustees, 17,650 shares are owned by Mr. Richardson's spouse and 48,750 shares Mr. Richardson has the right to acquire pursuant to presently exercisable stock options granted to him by the Company. Mr. Richardson denies beneficial ownership of the 17,650 shares held by his spouse. The shares shown as beneficially owned by Mr. Richardson also include shares owned by various other trusts and a foundation of which Mr. Richardson is a trustee, including 453,906 shares held by the H. Smith Richardson Testamentary trust, 1,020,292 shares held by the Smith Richardson Foundation, and 395,452 shares held by the Grace Jones Richardson Testamentary Trust. The shares shown as beneficially owned do not include 87,972 shares held by a subsidiary of Piedmont Management Company, Inc., a corporation of which Mr. Richardson is an officer, director and principal shareholder and do not include 42,156 shares held in trusts for the benefit of his children. Beneficial ownership of the 87,972 shares as well as the 42,156 shares is denied.

             (b)  Percent of Class:

                  6.8 percent

             (c)  Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote

                  209,074 shares

             (ii) shared power to vote or to direct the vote

                  2,003,746 shares

             (iii)sole power to dispose or direct the disposition of

                  209,074 shares

             (iv) shared power to dispose or direct the disposition of

                  2,003,746 shares

Item 5   Ownership of Five Percent or Less of a Class:

             Not applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another
Person:

             Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company:

             Not applicable.

Item 8   Identification and Classification of Members of the Group:

             Not applicable.

Item 9   Notice of Dissolution of Group:

             Not applicable.

Item 10  Certification:

             Not applicable.

                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



                                  \S\ Stuart S. Richardson


                                 Stuart S. Richardson


Date:  February  14 , 1995